UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

MGM MIRAGE
(Name of Subject Company (Issuer))

MGM MIRAGE
(Names of Persons Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

552953101
(CUSIP Number of Class of Securities)

Copies to:

Gary N. Jacobs, Esq.
Executive Vice President and General Counsel
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120

and

Janet S. McCloud, Esq.
Christensen, Glaser, Fink,
Jacobs, Weil & Shapiro, LLP
10250 Constellation Blvd., 19th Floor
Los Angeles, California 90067
(310) 553-3000
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is MGM MIRAGE, a Delaware corporation (“MGM MIRAGE” or the “Company”). MGM MIRAGE’s principal executive offices are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number at this address is (702) 693-7120.

Securities.  The subject class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is MGM MIRAGE’s common stock, par value $.01 per share (the “Common Stock”). As of August 6, 2007, there were 284,344,805 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The name and address of the Company, which is the person filing this Schedule, are set forth in Item 1 above.

Tender Offer.  This Schedule relates to the cash tender offer by Infinity World Investments LLC (the “Purchaser”), an indirect wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity (“Dubai World”), as disclosed in a Tender Offer Statement on Schedule TO filed by Dubai World, Infinity World (Cayman) L.P. and the Purchaser (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on August 24, 2007 to purchase up to 14.2 million shares of the Common Stock at a purchase price of $84.00 per share, in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”). As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates and the telephone number of Dubai World at this address is +971 4 3903800.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest.  To the knowledge of the Company, as of the date of this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Principal Stockholders,” “Election of Directors,” “Information Regarding Board and Committees,” “Transactions with Related Persons” and “Executive and Director Compensation and Other Information” in the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 23, 2007.

To the knowledge of the Company, as of the date of this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Purchaser and its executive officers, directors or affiliates, except for the following:

Company Stock Purchase and Support Agreement

The Company and the Purchaser have entered into a Company Stock Purchase and Support Agreement (the “Stock Purchase Agreement”) that grants the Purchaser the right to purchase 14.2 million shares as well as certain rights with respect to those shares (the “Subject Shares”).

Stock Purchase

Under the Stock Purchase Agreement, the Purchaser is entitled to purchase from the Company, and the Company is obligated to sell to the Purchaser, the Subject Shares, subject to certain conditions to closing. These conditions include, among other things, that the representations and warranties of the parties are true and correct in all material respects, that the parties have complied in all material respects with their covenants and agreements, that the Company has filed the prospectus supplement described below and that the Offer expires or is consummated.

Registration Rights

The Company currently has an effective registration statement for an offering to be made on a delayed and continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Shelf Registration”). Under the Stock Purchase Agreement, the Company is required to file a prospectus supplement to the Shelf Registration Statement (the “Prospectus Supplement”) that would allow the Purchaser to include the Subject Shares and shares of Common Stock that it acquires in the Offer for sale under the Shelf Registration Statement. The Company is required to file the Prospectus Supplement no later than 15 business days from the date the Stock Purchase Agreement is signed and delivered. Under the Stock Purchase Agreement, the Purchaser also has the right to require the Company to include shares of the Common Stock held by the Purchaser in any registered offering of the Common Stock for cash proposed by the Company’s other stockholders. Expenses related to these registration rights will generally be payable by the Company.

Preemptive Rights and Rights with Respect to Further Share Acquisitions

The Purchaser has a preemptive right to acquire shares of the Common Stock that the Company proposes to sell from time to time in order to maintain its percentage ownership of the Common Stock as calculated at the time the Company proposes to sell shares of Common Stock. This right expires on the date that the Purchaser owns less than 5% of the outstanding Common Stock.

Standstill

The Purchaser has agreed that it will not acquire beneficial ownership of more than 20% of the total outstanding shares of Common Stock, subject to certain exceptions.

Rights Relating to the Company’s Board

Once the Purchaser owns at least 5% of the outstanding shares of Common Stock, and if the JV Agreement (as defined below under the heading “Limited Liability Company Agreement of CityCenter Holdings”) has not been terminated, the Purchaser will have the right to designate one nominee for election to the Company’s Board of Directors (the “Board”). If the Purchaser owns at least 12% of the outstanding Common Stock and if the JV Agreement has not been terminated, the Purchaser will have the right to designate a number of nominees equal to the product (rounded down to the nearest whole number) of (1) the percentage of the outstanding shares of Common Stock owned by the Purchaser and its affiliated entities multiplied by (2) the total number of directors authorized to serve on the Board. The Company’s Board is required to nominate each of the Purchaser’s nominees and to recommend that the Company’s stockholders vote for the election of the Purchaser’s nominees but the nominees must be reasonably acceptable to the Company’s Board after a routine investigation, consistent with past practice, to determine that the nominee is reasonably likely to meet the standards set by applicable gaming regulatory authorities.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Stock Purchase Agreement, which is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated August 27, 2007 and incorporated herein by reference.

Stockholder Support Agreement

Concurrently with the Operating Agreement and the Stock Purchase Agreement, Tracinda Corporation, the Company’s majority stockholder (“Tracinda”) and the Purchaser entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”). The Stockholder Support Agreement provides, among other things, that Tracinda will vote its Common Stock in favor of persons that the Purchaser nominates to serve on the Board pursuant to the Stock Purchase Agreement.

Limited Liability Company Agreement of CityCenter Holdings, LLC

On August 21, 2007, the Company, through Mirage Resorts, Incorporated, a Nevada corporation and a wholly-owned subsidiary of the Company (“MRI”), entered into a limited liability company agreement with

Dubai World (the “JV Agreement”) in connection with the proposed formation of CityCenter Holdings, LLC, a limited liability company that the parties intend to form in the State of Delaware (the “Joint Venture”).

MRI and Dubai World will each own a 50% interest in, and will serve initially as the sole members of, the Joint Venture. Pursuant to the JV Agreement, upon satisfaction of standard conditions to closing, which satisfaction must occur no later than March 31, 2008 (or, under certain circumstances, June 30, 2008), MRI will contribute the project known as CityCenter, a mixed-use luxury residential, resort and retail complex currently being developed by the Company and its subsidiaries on the Las Vegas Strip and initially valued, for the purposes of the JV Agreement, at $5.4 billion. The initial valuation of CityCenter, and the corresponding capital contribution of Dubai World, will be adjusted based on the level of development spending and residential sales proceeds between the signing date and closing date. Dubai World will contribute $2.7 billion in cash to the Joint Venture, which contribution will be adjusted in correspondence with any adjustment to the valuation of CityCenter described above. Such contribution will be distributed from the Joint Venture to MRI. Upon completion of the project, the valuation may be increased by up to $200 million, with Dubai World’s capital contributions and the distributions to the Company increasing by up to $100 million, based on development costs, residential sales proceeds, and the timing of the opening of the proposed casino-resort. In addition, the Company has agreed to indemnify Dubai World for certain tax liabilities resulting from the sale of residential units. Any amounts contributed by the Company and distributed to Dubai World with regard to this indemnification will result in a reduction of the valuation.

The purpose of the Joint Venture will be to plan, develop, own and operate, in each case, subject to regulatory and gaming approvals and licenses, CityCenter. MRI will initially serve as the Managing Member of the Joint Venture. Furthermore, the Company or a subsidiary of the Company will manage the development and operations of CityCenter pursuant to a development management agreement and an operations management agreement to be entered into in connection with the Joint Venture.

Certain actions will require the approval of the majority of the Board of Directors of the Joint Venture, which Board of Directors will be comprised of six directors, with three directors initially elected by MRI and three directors initially elected by DW.

The foregoing description of the JV Agreement does not purport to be complete and is qualified in its entirety by the terms of the Operating Agreement, which is filed as Exhibit 10.1 to Company’s Current Report on Form 8-K dated August 27, 2007 and incorporated herein by reference.

Kerzner Joint Venture

Dubai World, through one of its subsidiaries, owns equity interests in Kerzner International Holdings Limited (“Kerzner”). On June 20, 2007, the Company entered into a letter of intent to form a joint venture with Kerzner to develop a multi-billion dollar integrated resort property on the Las Vegas Strip. Under the terms of the letter of intent, the Company would provide the land for the resort and Kerzner Istithmar Las Vegas, LLC, which is equally owned by Kerzner and an affiliate of Dubai World, would make capital contributions of cash. The parties plan to conclude a definitive agreement in the third quarter of 2007.

Item 4.	The Solicitation or Recommendation.

Solicitation or Recommendation

The Board has no opinion and is remaining neutral.

The Board has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer. The Board has not determined whether or not the Offer is fair and in the best interests of the Corporation’s individual stockholders and is not recommending to stockholders that they tender, or refrain from tendering, their shares of Common Stock in the Offer.

Accordingly, the Board urges each stockholder to make its own investment decision regarding the Offer based on all available information in light of the stockholder’s investment objectives, the stockholder’s views on the Corporation’s financial prospects, the factors considered by the Board, as described below, and any other factors that the stockholder considers relevant to its investment decision.

Reasons

Background of the Offer

On July 4, 2007, Mr. Sultan Ahmed bin Sulayem, Dubai World’s Chairman of the Board, met with J. Terrence Lanni, the Company’s Chairman and Chief Executive Officer, to explore the Company’s interest in entering into a strategic relationship with Dubai World that would provide an opportunity for Dubai World to invest in the Company and its development opportunities. Dubai World subsequently engaged Credit Suisse, as financial advisor, and Paul, Hastings, Janofsky & Walker LLP, as legal counsel, to assist in developing a proposal to be presented to the Company. During July, Dubai World consulted with Credit Suisse various proposals that would achieve its investment goals based on available public information.

At the end of July, Dubai World decided preliminarily to propose a long-term strategic partnership with the Company centered on direct investment in the Company’s development projects, such as CityCenter, and a significant investment in the outstanding Common Stock. Representatives of Dubai World commenced preliminary discussions with representatives of the Company and its majority stockholder, Tracinda, with respect to such preliminary proposal.

On July 30, 2007 and July 31, 2007, Mr. bin Sulayem and Kirk Kerkorian, Tracinda’s sole stockholder, had various meetings to continue discussions. Dubai World described its interest in forming a long-term strategic partnership with respect to the Company’s business generally and, more particularly, with respect to the Company’s various development opportunities, including CityCenter. In connection with such strategic partnership, Dubai World would seek to acquire a minority ownership stake in the Company. At these meetings, Mr. Lanni agreed to permit Dubai World to conduct a limited due diligence review of the CityCenter project.

On August 7, 2007, Dubai World and the Company entered into a confidentiality agreement, pursuant to which Dubai World could obtain access to non-public information solely concerning CityCenter but would otherwise be prohibited from discussing with any third party or disclosing the negotiations between the parties except in certain limited circumstances.

Between August 6, 2007 and August 9, 2007, representatives of Dubai World, including Dr. Laiboon Yu, Kartung Quek, Abdul Wahid A. Rahim Al Ulama, Rashid Sheik and Jameson Lee, along with representatives of Paul Hastings and Credit Suisse, met in Las Vegas, Nevada with representatives of the Company, including Mr. Lanni, James J. Murren, Daniel J. D’Arrigo, Bryan L. Wright, Marshall M. Minor, Shawn T. Sani, and Robert C. Selwood, along with representatives of Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP (“Christensen Glaser”), legal counsel to the Company and Tracinda, to discuss potential transaction alternatives related to its preliminary proposal, including an investment by Dubai World in the CityCenter project and an acquisition by the Purchaser of an ownership position in the Company’s outstanding Common Stock. At these meetings, the representatives of the Company presented a corporate overview of the Company’s business based solely on available public information to representatives of Dubai World and its advisors. Representatives of Dubai World inquired about the possibility of purchasing the Common Stock directly, subject to gaming and licensing requirements, from significant stockholders of the Company, as well as the possibility of receiving board representation in connection with the Purchaser’s investment in the Company.

On August 10, 2007, Christensen Glaser sent to representatives of Dubai World a draft form of operating agreement for the potential joint venture between the Company and Dubai World for CityCenter. On August 12, 2007, representatives of Paul Hastings sent to representatives of the Company a term sheet with proposed terms of such joint venture investment by Dubai World in CityCenter. From August 12, 2007 to August 16, 2007, representatives of Paul Hastings and Christensen, Glaser exchanged drafts of such term sheet.

Between August 11, 2007 and August 14, 2007, representatives of Credit Suisse held telephone conversations with Mr. Murren to further discuss various due diligence information regarding the CityCenter project.

On August 15, 2007, representatives of Credit Suisse telephoned Mr. Murren to propose that Dubai World acquire a 50% joint venture interest in CityCenter for $2.7 billion at closing, plus deferred consideration of up to $100 million for delivering CityCenter on time and on budget, subject to confirmatory due diligence. The parties also discussed Dubai World’s goal in connection with the joint venture investment to acquire up to 9.5% of the outstanding Common Stock.

On August 16, 2007, Mr. bin Sulayem and Mr. Kerkorian held telephone conversations regarding Dubai World’s interest in becoming a strategic partner in CityCenter as well as its goal of acquiring an ownership position in the Common Stock in connection with the proposed CityCenter joint venture investment. Mr. bin Sulayem and Mr. Kerkorian agreed to meet in Los Angeles, California on August 19, 2007 to continue discussions regarding Dubai World’s and the Purchaser’s proposals. Representatives of Credit Suisse then informed Mr. Murren of the results of the conversation between Mr. bin Sulayem and Mr. Kerkorian and discussed the next steps for negotiation of definitive documentation with the Company for the joint venture.

On August 17, 2007, representatives of the Company, including Mr. Murren and Mr. D’Arrigo, had a telephone conversation with representatives of Credit Suisse regarding the status of Dubai World’s due diligence review of the Company, the documentation of a potential joint venture, and certain economic terms relating to the joint venture consideration.

On August 18, 2007, representatives of Paul Hastings and Christensen Glaser held negotiations at the offices of Christensen Glaser regarding the joint venture investment by Dubai World in the CityCenter project. Also on August 18, 2007, representatives of Dubai World sent drafts of documentation to implement the proposed acquisition of Common Stock to Christensen, Glaser, and the representatives of Dubai World, the Company and Tracinda continued to discuss the form of transaction for the proposed stock acquisition. During the evening of August 18, 2007, Christensen Glaser sent a revised draft of the joint venture documentation to Dubai World and its representatives, as well as draft documentation related to the acquisition of Common Stock to the Purchaser and its representatives.

On August 19, 2007, representatives of the Purchaser and the Company continued to discuss the form of transaction for the proposed stock acquisition. The parties determined that the Company would sell to the Purchaser 14.2 million shares of the Common Stock and that the Purchaser would launch a third party tender offer for an additional 14.2 million shares of the outstanding shares of Common Stock. The Company would nominate and Tracinda would agree to vote in favor of the Purchaser’s nominees for the Company’s Board of Directors. Representatives of Paul Hastings prepared drafts of documentation evidencing these agreements and sent such drafts to Christensen Glaser. In addition, representatives of Dubai World, the Company, Credit Suisse, Paul Hastings and Christensen Glaser held negotiations at Christensen Glaser’s offices regarding the joint venture investment by Dubai World in the CityCenter project. That evening, Mr. bin Sulayem and Mr. Kerkorian met to discuss the proposed transaction and to finalize the terms of the tender offer.

During the period between August 20, 2007 and August 21, 2007, representatives of Dubai World, the Purchaser, the Company, Paul Hastings and Christensen Glaser met in Christensen Glaser’s offices and telephonically to negotiate and finalize the documentation related to the CityCenter joint venture and the purchase of the Common Stock. On August 20, 2007, Paul Hastings provided Christensen Glaser with proposed terms of the Offer and draft Offer documents.

On the morning of August 21, 2007, the Company’s Board held a meeting, together with UBS Securities LLC (“UBS”), Christensen Glaser and Snell & Wilmer L.L.P., the Board’s financial and legal advisors, to discuss the transactions contemplated by the CityCenter joint venture project, the proposed purchase from the Company of 14.2 million shares of Common Stock by the Purchaser and the Offer. At the Board meeting, the members of the Board reviewed executive summaries of the JV Agreement and the Stock Purchase Agreement, and members of management, who were involved in the negotiation of the transactions, presented the material financial and legal terms of the JV Agreement, the Stock Purchase Agreement and the Offer. UBS made a presentation to the Board consisting of, among other things, the terms of the CityCenter joint venture project and various valuation analyses for CityCenter. In addition, UBS issued its opinion to the Board that the terms of the CityCenter joint venture project are fair from a financial perspective to the Company. UBS discussed with the Board the historical market prices and public float of the Common Stock and certain historical financial results of the Company in relation to corresponding financial results of comparable companies. UBS did not make a recommendation with respect to, or issue an opinion on the fairness of, either the Stock Purchase Agreement or the Offer. The Board discussed the terms of the Stock Purchase Agreement, including the provisions regarding registration rights, preemptive rights and the standstill arrangement as well as the terms of the Offer. On the basis of the discussions with the Board’s financial and legal advisors, information provided by UBS and the Company’s management and the Board’s deliberations, including discussions of the considerations described below under the Section entitled “Reason’s for the Board’s Position,” the Board determined not to express an opinion and to remain neutral with respect to the Offer. The Board also approved the terms of the Joint Venture Agreement and the Stock Purchase Agreement.

On August 21, 2007, representatives from Paul Hastings, Christensen Glaser, the Purchaser, Dubai World and the Company finalized negotiations and documentation and executed the transaction documents related to the Joint Venture and the purchase of the Common Stock.

On August 24, 2007, Dubai World filed a Schedule TO with the SEC to launch the Offer.

Reasons for the Board’s Position

The Board considered a variety of factors in determining not to express an opinion and to instead remain neutral with respect to the Offer, including the reasons set forth below.

•	The uniqueness of each stockholder’s circumstances. The Board believes that each stockholder should make an independent judgment of whether to maintain its interest in the Company by participating in the Offer. Personal considerations that the Board suggests may be relevant to this investment decision include:

•	the stockholder’s liquidity needs and strategy for diversifying its investments;

•	the availability of other potential investment opportunities, including other types of investments;

•	the proration mechanism if the Offer is oversubscribed, which may result in the Purchaser not purchasing all of the shares tendered in the Offer;

•	the stockholder’s assessment of the risks involved in investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may want to consult with competent investment professionals;

•	the stockholder’s assessment of the prospect of companies engaged in the gaming industry, with respect to which the stockholder may want to consult with competent investment professionals;

•	the stockholder’s assessment of the Company’s prospects and the effectiveness of the Company’s management; and

•	the tax and accounting consequences to the stockholder of participating in the Offer, with respect to which the stockholder may want to consult with competent investment professionals.

•	Discussions with Experts. The Board considered its discussions with its legal and financial advisors regarding the proposed terms of the Offer. See Item 4, “Reasons — Background of the Offer.”

•	Transactions with the Purchaser and its Affiliates. The Board considered the proposed transactions between the Company and the Purchaser and its affiliates described in Item 3 above.

•	Standstill Agreement. The Board considered that, subject to certain conditions, the Purchaser has agreed not to acquire more than 20% of the Common Stock. In addition, the Board considered that, subject to certain conditions, the Purchaser has advised the Company that the Purchaser currently intends to acquire the Common Stock for investment purposes.

•	Market Trends. The Board considered that trends in the marketplace generally may affect the Common Stock’s market price and may cause it to either exceed or fall below the Offer Price. The

Board noted that the closing price for the Common Stock on August 20, 2007, the last full trading day before the date of the Board meeting, was $72.15, which is approximately 16% below the Offer Price.

•	Liquidity of the Common Stock. The Board considered the effect that the Purchaser’s acquisition of 28.4 million shares of the Common Stock would have on the Common Stock’s trading volume and liquidity. The Board considered that the Company would remain a publicly held corporation listed on the New York Stock Exchange after the successful completion of the Offer and the purchase of Common Stock pursuant to the Stock Purchase Agreement. The Board noted that the public float of the Common Stock will decrease to the extent stockholders tender in the Offer and that investors that continue to hold the Common Stock, including those whose shares are not purchased in the Offer because the Offer is oversubscribed, may be subject to reduced liquidity and potentially increased volatility of the Common Stocks market price.

The description above is not exhaustive but summarizes the material factors considered by the Board. The Board evaluated the Offer using its members’ knowledge and the counsel of its financial and legal advisors. In view of the Board’s considerations, it did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, including the relevance of each stockholder’s unique circumstances to its investment decision, the Board concluded that it would not express an opinion and would remain neutral with respect to the Offer.

Intent to Tender.  To the Company’s knowledge, its executive officers, directors, affiliates and subsidiaries currently do not intend to tender any shares of Common Stock held of record or beneficially owned by them. Tracinda has informed the Company that it will not tender any shares of Common Stock in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Solicitations or Recommendations.  Neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations with respect to the Offer.

Although the Board retained UBS in connection with evaluating the fairness of the Joint Venture, UBS was not engaged to, and did not, make a recommendation to the Board with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Securities Transactions.  No transactions in the Common Stock have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company, except as set forth on Appendix A to this Schedule which is incorporated herein by reference.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.  The Company has entered in the agreements described in Item 3 of this Schedule and will continue to have discussions with the Purchaser in order to consummate the transactions contemplated by those agreements. Other than those agreements described above, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Other than those agreements described above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Other Material Information.  Not Applicable.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Letter to Stockholders of MGM MIRAGE Corporation dated August 31, 2007.
(a)(2)	Press Release dated August 22, 2007.
(a)(3)	Press Release dated August 31, 2007.
(a)(4)	“Principal Stockholders,” “Election of Directors,” “Information Regarding Board and Committees,” “Transactions with Related Persons,” and “Executive and Director Compensation and Other Information” sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 23, 2007 and incorporated herein by reference.
(e)(1)	Limited Liability Company Agreement of CityCenter Holdings, LLC dated August 21, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 27, 2007).
(e)(2)	Company Stock Purchase and Support Agreement dated August 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated August 27, 2007).
(e)(3)	Stockholder Support Agreement dated August 21, 2007 by and between Tracinda Corporation and Infinity World Investments LLC (incorporated by reference to Exhibit 10.1 to Tracinda Corporation’s Schedule 13D/A dated August 21, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGM MIRAGE

By:	/s/ Bryan L. Wright

Name:	Bryan L. Wright

Title:	Senior Vice President — Assistant General Counsel & Assistant Secretary

Dated: August 31, 2007

APPENDIX A TO SCHEDULE 14D-9
TRANSACTIONS IN COMMON STOCK OF MGM MIRAGE
SINCE JUNE 28, 2007

Ronald Popeil, Director of the Corporation.

On August 10, 2007, Mr. Popeil purchased 1,000 shares in the open market at $72.01 per share.

Phyllis James, Senior Vice President and Senior Counsel of the Corporation.

On August 6, 2007, Ms. James exercised 9,000 options at $12.74 per share and 20,000 options at $34.05 per share.

In addition, Ms. James sold 30,484 shares in the open market as follows: 2,500 shares at $73.04 per share; 100 shares at $73.05 per share; 1,400 shares at $73.06 per share; 500 shares at $73.07 per share; 1,200 shares at $73.08 per share; 100 shares at $73.10 per share; 600 shares at $73.11 per share; 800 shares at $73.12 per share; 135 shares at $73.14 per share;1,000 shares at $73.15 per share; 200 shares at $73.16 per share; 1,400 shares at $73.17 per share; 900 shares at $73.175 per share; 1,600 shares at $73.18 per share; 100 shares at $73.19 per share; 100 shares at $73.195 per share; 1,000 shares at $73.20 per share; 600 shares at $73.205 per share; 900 shares at $73.21 per share; 1,000 shares at $73.22 per share; 2,300 shares at $73.23 per share;1,700 shares at $73.24 per share;1,200 shares at $73.25 per share; 200 shares at $73.26 per share; 200 shares at $73.275 per share; 1,100 shares at $73.28 per share; 400 shares at $73.285 per share; 1,000 shares at $73.30 per share; 100 shares at $73.305 per share; 300 shares at $73.315 per share; 1,884 shares at $73.31 per share; 965 shares at $73.32 per share; 200 shares at $73.33 per share; 600 shares at $73.34 per share; 100 shares at $73.345 per share; 600 shares at $73.35 per share; 200 shares at $73.36 per share; 800 shares at $73.38 per share; 200 shares at $73.40 per share; 200 shares at $73.46 per share; and 100 shares at $73.47 per share.

On August 24, 2007, Ms. James sold 4,000 shares in the open market as follows: 2,500 shares at $83.73 per share; 600 shares at $83.74 per share; and 900 shares at $83.75 per share.

Tracinda Corporation, Stockholder of the Corporation.

On August 6, 2007, Tracinda Corporation, wholly owned by Kirk Kerkorian, donated 5,000,000 shares of common stock as a bona fide gift.

Bryan Wright, Senior Vice President of the Corporation

On August 24, 2007, Mr. Wright exercised 4,000 options at $12.74 per share and sold all such shares in the open market as follows: 400 shares at $83.35 per share; 100 shares at $83.36 per share; 900 shares at $83.46 per share; 800 shares at $83.51 per share; 200 shares at $83.53 per share; 300 shares at $83.55 per share; 600 shares at $83.56 per share; 100 shares at $83.57 per share; 100 shares at $83.58 per share; and 500 shares at $83.59 per share.

Gary N. Jacobs, Executive Vice President, General Counsel & Secretary of the Corporation

On August 24, 2007, Mr. Jacobs exercised 50,000 options at $16.6563 per share and sold all such shares in the open market as follows: 300 shares at $82.50 per share; 400 shares at $82.51 per share; 1,200 shares at $82.52 per share; 1,000 shares at $82.53 per share; 1,000 shares at $82.56 per share; 700 shares at $82.57 per share; 2,700 shares at $82.58 per share; 2,000 shares at $82.59 per share; 2,100 shares at $82.61 per share; 1,200 shares at $82.62 per share; 500 shares at $82.65 per share; 500 shares at $82.66 per share; 1,200 shares at $82.67 per share; 200 shares at $82.68 per share; 500 shares at $82.70 per share; 600 shares at $82.71 per share; 200 shares at $82.71 per share; 4,500 shares at $82.75 per share; 2,100 shares at $82.76 per share; 600 shares at $82.77 per share; 600 shares at $82.78 per share; 300 shares at $82.79 per share; 1,500 shares at $82.80 per share; 700 shares at $82.81 per share; 300 shares at $82.82 per share; 75 shares at $82.83 per share; 900 shares at $82.84 per share; 400 shares at $82.85 per share; 600 shares at $82.86 per share;

600 shares at $82.88 per share; 2,525 shares at $82.89 per share; 3,800 shares at $82.90 per share; 3,500 shares at $82.91 per share; 2,075 shares at $82,92 per share; 2,925 shares at $82.93 per share; 2,380 shares at $82.94 per share; 200 shares at $82.95 per share; 500 shares at $82.96 per share; 20 shares at $82.97 per share; 100 shares at $82.98 per share; 800 shares at $83.00 per share; 1,600 shares at $83.01 per share; and 300 shares at $83.04 per share.

Rose McKinney-James, Director

On August 24, 2007, Ms. McKinney-James exercised 3,000 options at $40.57 per share and sold all such shares in the open market at $82.84 per share.

Punam Mathur, Senior Vice President

On August 29, 2007, Ms. Mathur exercised 2,000 options at $12.74 per share and sold all such shares in the open market at $82.50 per share.

Robert H. Baldwin, Director

On August 30, 2007, Mr. Baldwin exercised 250,000 options at an exercise price of $12.74 per share and sold all such shares in the open market as follows: 400 shares at $82.11 per share; 500 shares at $82.12 per share; 1,700 shares at $82.13 per share; 500 shares at $82.14 per share; 3,200 shares at $82.15 per share; 1,200 shares at $82.16 per share; 500 shares at $82.1725 per share; 300 shares at $82.18 per share; 200 shares at $82.19 per share; 500 shares at $82.20 per share; 3,100 shares at $82.21; 1,000 shares at $82.22 per share; 600 shares at $82.23 per share; 300 shares at $82.24 per share; 2,200 shares at $82.25 per share; 1,400 shares at $82.26 per share; 1,200 shares at $82.27 per share; 1,800 shares at $82.28 per share; 1,800 shares at $82.29 per share; 3,700 shares at $82.30 per share; 4,300 shares at $82.31 per share; 3,000 shares at $82.32 per share; 5,200 shares at $82.33 per share; 2,000 shares at $82.34 per share; 6,100 shares at $82.35 per share; 2,300 shares at $82.36 per share; 900 shares at $82.37 per share; 3,339 shares at $82.38 per share; 2,000 shares at $82.39 per share; 3,000 shares at $82.40 per share; 2,221 shares at $82.41 per share; 2,100 shares at $82.42 per share; 1,161 shares at $82.43 per share; 1,400 shares at 82.44 per share; 2,308 shares at $82.45 per share; 1,396 shares at $82.46 per share; 1,896 shares at $82.47 per share; 200 shares at $82.4775 per share; 1,200 shares at $82.48 per share; 1,075 shares at $82.49 per share; 1,500 shares at $82.50 per share; 2,204 shares at $82.51 per share; 800 shares at $82.52 per share; 800 shares at $82.53 per share; 4,000 shares at $82.54 per share; 3,100 shares at $82.55 per share; 100 shares at $82.5575 per share; 1,100 shares at $82.56 per share; 2,499 shares at $82.57 per share; 4,521 shares at $82.58 per share; 100 shares at $82.585 per share; 1,979 shares at $82.59 per share; 1,700 shares at $82.60 per share; 200 shares at $82.605 per share; 2,301 shares at $82.61 per share; 1,100 shares at $82.62 per share; 3,900 shares at $82.63 per share; 884 shares at $82.64 per share; 916 shares at $82.65 per share; 300 shares at $82.66 per share; 1,400 shares at $82.67 per share; 700 shares at $82.68 per share; 300 shares at $82.69 per share; 200 shares at $82.70 per share; 100 shares at $82.71 per share; 1,200 shares at $82.73 per share; 400 shares at $82.74 per share; 1,000 shares at $82.75 per share; 1,600 shares at $82.76 per share; 1,225 shares at $82.79 per share; 75 shares at $82.80 per share; 400 shares at $82.82 per share; 2,400 shares at $82.83 per share; 3,100 shares at $82.84 per share; 3,375 shares at $82.85 per share; 200 shares at $82.86 per share; 3,900 shares at $82.87 per share; 1,000 shares at $82.88 per share; 3,717 shares at $82.89 per share; 200 shares at $82.90 per share; 2,000 shares at $82.91 per share; 500 shares at $82.92 per share; 540 shares at $82.93 per share; 760 shares at $82.94 per share; 100 shares at $82.9475 per share; 600 shares at $82.95 per share; 2,700 shares at $82.96 per share; 400 shares at $82.97 per share; 300 shares at $82.98 per share; 300 shares at $82.9825 per share; 1,400 shares at $82.99 per share; 1,400 shares at $83.00 per share; 200 shares at $83.005; 2,325 shares at $83.01 per share; 400 shares at $83.0125 per share; 1,100 shares at $83.015 per share; 1,500 shares at $83.0175 per share; 900 shares at $83.02 per share; 2,300 shares at $83.0275; 1,700 shares at $83.03 per share; 300 shares at $83.0325 per share; 200 shares at $83.0375 per share; 1,500 shares at $83.04 per share; 5,100 shares at $83.0425 per share; 400 shares at $83.045 per share; 600 shares at $83.0475 per share; 2,432 shares at $83.05; 200 shares at $83.0525 per share; 400 shares at $83.0575 per share; 5,300 shares at $83.06 per share; 700 shares at $83.0625 per share; 100 shares at $83.065 per share; 300 shares at $83.0675 per share;

5,462 shares at $83.07 per share; 300 shares at $83.075 per share; 200 shares at $83.0775 per share; 1,381 shares at $83.08 per share; 400 shares at $83.0825 per share; 200 shares at $83.085 per share; 200 shares at $83.0875 per share; 8,691 shares at $83.09 per share; 100 shares at $83.0925 per share; 1,400 shares at $83.095 per share; 9,970 shares at $83.10 per share; 600 shares at $83.1025 per share; 1,800 shares at $83.105 per share; 4,899 shares at $83.11 per share; 600 shares at $83.1125 per share; 800 shares at $83.115 per share;1,400 shares at $83.1175 per share; 6,632 shares at $83.12 per share; 300 shares at $83.125 per share; 200 shares at $83.1275 per share; 5,600 shares at $83.13 per share; 300 shares at $83.1325 per share; 1,100 shares at $83.135 per share; 6,882 shares at $83.14 per share; 100 shares at $83.145 per share; 200 shares at $83.1475 per share; 3,888 shares at $83.15 per share; 2,732 shares at $83.16 per share; 2,000 shares at $83.17 per share; 946 shares at $83.18 per share; 400 shares at $83.19 per share; 900 shares at $83.20 per share; 400 shares at $83.21 per share; 1,100 shares at $83.22 per share; 100 shares at $83.23 per share; 1,000 shares at $83.24 per share; 800 shares at $83.25 per share; 1,000 shares at $83.26 per share; 168 shares at $83.27 per share; 1,200 shares at $83.29 per share; 900 shares at $83.30; and 100 shares at $83.41 per share.

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Letter to Stockholders of MGM MIRAGE Corporation dated August 31, 2007.
(a)(2)	Press Release dated August 22, 2007.
(a)(3)	Press Release dated August 31, 2007.
(a)(4)	“Principal Stockholders,” “Election of Directors,” “Information Regarding Board and Committees,” “Transactions with Related Persons,” and “Executive and Director Compensation and Other Information” sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 23, 2007 and incorporated herein by reference.
(e)(1)	Limited Liability Company Agreement of CityCenter Holdings, LLC dated August 21, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 27, 2007).
(e)(2)	Company Stock Purchase and Support Agreement dated August 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated August 27, 2007).
(e)(3)	Stockholder Support Agreement dated August 21, 2007 by and between Tracinda Corporation and Infinity World Investments LLC (incorporated by reference to Exhibit 10.1 to Tracinda Corporation’s Schedule 13D/A dated August 21, 2007).